Exhibit 1.6

For More Information:

Investor Relations Craig Celek CDC Corporation 212.661.2160 craig.celek@cdccorporation.net	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Updates Progress of Share Repurchase Program & Plans to Unlock Shareholder
Value

[Atlanta and Beijing; September 20, 2006] CDC Corporation (NASDAQ: CHINA), focused on enterprise software and online games, today announced that as of September 19, 2006, the company has repurchased 6,051,124 common shares, up from 4,430,658 common shares as of July 25, 2006, for a total of US$27,687,859 as part of the company’s stock repurchase programs. The company completed its initial US$20 million repurchase program on August 10, 2006 and the additional US$20 million repurchase program announced on July 26, 2006 is now underway.

The company has entered into a 10b5-1 trading plan to facilitate the repurchase of its common shares during trading blackout periods through pre-arrangements with a broker based upon specified guidelines and parameters set forth in the trading plan.

The company continues to explore the possibility of the separation of 2 of its business units into stand-alone companies in its efforts to unlock shareholder value and good progress has been made since the company’s last update in its earnings announcement on August 22, 2006. The company is also pursuing various alternatives to enhance liquidity as part of its strategic plans to significantly expand the businesses through targeted acquisitions and vigorous organic growth. The company had Non-GAAP net cash and cash equivalents of US$214.9 million as of June 30, 2006.

“The company’s share repurchases demonstrate our strong confidence in the continued growth of our businesses and our future prospects,” said Peter Yip, CEO of CDC Corporation. “We have been working closely with our financial advisors to expedite our efforts for the potential carve outs of CDC Games and CDC Software into standalone companies and to aggressively pursue financing options to expand our war chest to grow our businesses through multiple targeted acquisitions in the online games and enterprise software sectors.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Online game, MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc. and is focused on providing MVAS products to subscribers in China.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly owned subsidiary of China.com Inc. CDC Games is one of the market leaders of online and mobile games in China with over 30 million registered users.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effect of the share repurchase program and alternatives for unlocking shareholder value and increasing liquidity. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: whether any shares will actually be repurchased pursuant to the trading plan based upon the guidelines and parameters set forth in the plan which depends upon the movement of our share price, volatility in our shares price based upon factors such as the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic market, our ability to separate CDC Games and CDC Software as standalone companies and our ability to increase the company’s liquidity through various financing alternatives. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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